Mail Stop 3561

June 5, 2008

W. Bruce Johnson, Interim Executive Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

      Re: Sears Holdings Corporation
                 Annual Report on Form 10-K for the Year Ended February 2, 2008
                 Filed March 26, 2008
                 Definitive Proxy Statement on Schedule 14A
                 Filed March 26, 2008
                 File No. 0-51217

Dear Mr. Johnson:

      We have reviewed of your filings and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Year Ended February 2, 2008

Item 7. Management's Discussion and Analysis of Financial Condition…, page 21

1. In future filings, please expand this section to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, in the Message from the Chairman dated February 28, 2008 that is available on your website, you state that, in addition to the overall slowdown in the economy,

your performance in 2007 as compared to 2006 was hurt by having "too much inventory in 2007, particularly in seasonal goods like apparel." However, in your Management's Discussion and Analysis section it appears you discuss your 2007 inventory only tangentially. Please discuss in greater detail factors, such as this, that contribute to your overall financial position and affect your operations.

Results of Operations, page 23

2. In this subsection, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please consider the following examples, but realize that these are examples only and not an exhaustive list of the revisions you should contemplate making:

- On page 31, you state that Kmart's total sales decreased by 7.5% in 2007 as compared to 2006. Further, you state that this decline resulted from a decrease related to the impact of $301 million of sales recorded during the 53rd week of fiscal year 2006, a change in weather patterns causing a cooler than normal spring and a warmer than normal fall, and a decline in the housing market. Please describe in greater detail the manner in which these factors affected your total sales and quantify the effect of each factor on the period-to-period change.

- On pages 36 and 37, you state that the operating income for Sears Canada increased from $258 million in 2006 to $400 million in fiscal 2007 because of increased sales due to favorable exchange rates, increases in gross margin due to favorable exchange rates and improved inventory management, and controlling costs. Please describe the reasons underlying these factors and quantify the effect of each factor on the change.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Transactions, page 11

3. In future filings, please file the agreements that you describe in this section as exhibits or tell us why you do not believe this is necessary to do so.

4. We note that your Audit Committee reviews and approves all related party transactions required to be disclosed pursuant to our rules. Also, we note that you

have a Contract Approvals Policy that applies to all of your employees and officers. In future filings, please file this policy. Additionally, in future filings, please describe this policy and any other policies and procedures for the review, approval, or ratification of the specific transactions you describe this section. See Item 404(b) of Regulation S-K. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

Executive Compensation, page 13

Executive Compensation Program: Key Elements, page 13

5. In future filings, please discuss in greater detail how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Annual Incentive Compensation, page 14

6. We note that you have not provided a quantitative discussion of the terms of the 2007 or 2008 targets to be achieved for your named executive officers to earn the annual bonus. Please tell us whether you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, in future filings, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors. In future filings, please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K. This comment also applies to the 2005 to 2007 targets associated with your 2005 Senior Executive LTIP and the 2007 to 2009 targets associated with your 2007 Executive LTIP.

Long-Term Performance-Based Compensation, page 15

7. You refer here to the 2006 LTIP and the fact that any payment under the 2008 LTIP will vest in fiscal 2008 and has no impact on long-term performance-based compensation for the named executive officers in fiscal 2007. In future filings, please revise to discuss this plan and the performance targets that relate to it, pursuant to Item 402(b)(1)(iii) of Regulation S-K. Also, please explain how the grants made under this plan may influence other compensation decisions as it relates to either short- or long-term compensation.

*   *   *   *   *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact, Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Senior Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Advisor, at (202) 551-3343, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director